Exhibit 99.1

CyberArk Announces Record Revenue and Strong Fourth Quarter and Full Year 2016 Results
Full year total revenue of $216.6 million increases 35% year-over-year

Newton, Mass. and Petach Tikvah, Israel – February 9, 2017 – CyberArk, (NASDAQ: CYBR), the company that protects organizations from cyber attacks that have made their way inside the network perimeter, today announced financial results for the fourth quarter and year ended December 31, 2016.

“CyberArk had an incredible 2016,” said Udi Mokady, CyberArk Chairman and CEO. “We outperformed across revenue, operating income and net income per share, demonstrating the ongoing execution of our land and expand strategy and the power of our operating model.  Protecting privileged accounts, across the enterprise, on endpoints, in the cloud and in hybrid environments, is increasingly recognized as fundamental to cyber security programs. Because of our operational and financial success in 2016, we entered 2017 as an even stronger company, well positioned to continue to deliver profitable revenue growth.”

Financial Highlights for the Fourth Quarter Ended December 31, 2016

Revenue:

•	Total revenue was $64.4 million, up 25% compared with the fourth quarter of 2015.
•	License revenue was $40.8 million, up 23% compared with the fourth quarter of 2015.
•	Maintenance and Professional Services revenue was $23.6 million, up 28% compared with the fourth quarter of 2015.

Operating Income:

•	GAAP operating income was $13.2 million, compared to $10.9 million in the fourth quarter of 2015. Non-GAAP operating income was $19.4 million, compared to $15.2 million in the fourth quarter of 2015.

Net Income:

•
GAAP net income was $10.2 million, or $0.28 per diluted share, compared to GAAP net income of $9.9 million, or $0.28 per diluted share, in the fourth quarter of 2015.   Non-GAAP net income was $14.7 million, or $0.41 per diluted share, compared to $13.8 million, or $0.39 per diluted share, in the fourth quarter of 2015.

Financial Highlights for the Full Year Ended December 31, 2016

Revenue:

•	Total revenue was $216.6 million, up 35% compared with 2015.
•	License revenue was $131.5 million, up 31% compared with 2015.
•	Maintenance and Professional Services revenue was $85.1 million, up 40% compared with 2015.

Operating Income:

•	GAAP operating income was $36.0 million, compared to $33.2 million in 2015. Non-GAAP operating income was $58.0 million, compared to $43.6 million in 2015.

Net Income:

•
GAAP net income was $28.1 million, or $0.78 per diluted share, compared to GAAP net income of $25.8 million, or $0.73 per diluted share, in 2015. Non-GAAP net income was $45.2 million, or $1.26 per diluted share, compared to $35.3 million, or $1.00 per diluted share, in 2015.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP operating income and net income for the three and twelve months ended December 31, 2016 and 2015. An explanation of these measures is also included below under the heading “Non-GAAP Financial measures.”

Balance Sheet and Cash Flow From Operations:

•
As of December 31, 2016, CyberArk had $295.5 million in cash, cash equivalents, marketable securities and short-term deposits. This compares with $274.6 million in cash, cash equivalents, marketable securities and short-term deposits as of September 30, 2016 and $238.3 million as of December 31, 2015.

•	During 2016, the Company generated $56.3 million in cash flow from operations, compared to $59.2 million during in 2015.

Business Outlook
Based on information available as of February 9, 2017, CyberArk is issuing guidance for the first quarter and full year 2017 as indicated below.

First Quarter 2017:

•	Total revenue is expected to be in the range of $57.0 million to $58.0 million, which represents 22% to 24% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $9.9 million to $10.7 million.
•	Non-GAAP net income per share is expected to be in the range of $0.21 to $0.23 per share. This assumes 36.2 million weighted average diluted shares.

Full Year 2017:

•	Total revenue is expected to be in the range of $267.0 million to $270.0 million which represents 23% to 25% year-over-year growth.
•	Non-GAAP operating income is expected to be in the range of $56.0 million to $58.0 million.
•	Non-GAAP net income per share is expected to be in the range of $1.20 to $1.24 per share. This assumes 36.4 million weighted average diluted shares.

Conference Call Information

CyberArk will host a conference call today, at 4:30 p.m. Eastern Time (ET) to discuss the company’s fourth quarter and year end financial results and its business outlook.  To access this call, dial +1 844-237-3590 (U.S.) or +1 484-747-6582 (international).  The conference ID is 48627364. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s web site at www.cyberark.com.  Following the conference call, a replay will be available for one week at +1 855-859-2056 (U.S.) or +1 404-537-3406 (international). The replay pass code is 48627364. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s web site at www.cyberark.com.

About CyberArk
CyberArk is the only security company focused on eliminating the most advanced cyber threats; those that use insider privileges to attack the heart of the enterprise. Dedicated to stopping attacks before they stop business, CyberArk proactively secures against cyber threats before attacks can escalate and do irreparable damage. The company is trusted by the world’s leading companies – including more than 45 percent of the Fortune 100 – to protect their highest value information assets, infrastructure and applications. A global company, CyberArk is headquartered in Petach Tikvah, Israel, with U.S. headquarters located in Newton, Mass. The company also has offices throughout EMEA and Asia Pacific and Japan. To learn more about CyberArk, visit www.cyberark.com, read the company blog, http://www.cyberark.com/blog/, follow on Twitter @CyberArk or Facebook at https://www.facebook.com/CyberArk.

Copyright © 2017 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP operating income and non-GAAP net income is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP.

•
For the three months and year ended December 31, 2016, non-GAAP operating income is calculated as GAAP operating income excluding share-based compensation expense and amortization of intangible assets related to acquisitions. For the three months and year ended December 31, 2015, non-GAAP operating income is calculated as operating income excluding public offering, amortization of intangible assets and acquisition related expenses as well as share-based compensation expense.

•
For the three months and year ended December 31, 2016, non-GAAP net income is calculated as GAAP net income excluding share-based compensation expense, amortization of intangible assets related to acquisitions and the tax effects related to the non-GAAP adjustments. For the three months and year ended December 31, 2015, non-GAAP net income is calculated as GAAP net income excluding public offering, amortization of intangible assets and acquisition related expenses as well as share-based compensation expense and the tax effects related to the non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, the Company believes that providing non-GAAP financial measures that exclude share-based compensation, public offering and acquisition related expenses and amortization of intangible assets related to acquisitions allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. The Company believes that expenses related to its public offerings, acquisitions and amortization of intangible assets related to acquisitions do not reflect the performance of its core business and impact period-to-period comparability.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measures to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release may contain forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving cyber threat landscape; failure to effectively manage growth; near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from IT security vendors; the Company’s ability to successfully integrate recent and or future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

###

Investor Contact:
Erica Smith
CyberArk
617-558-2132
ir@cyberark.com

Media Contact:
Christy Lynch
CyberArk
617-796-3210
press@cyberark.com

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Operations
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2016	2015	2016

Revenues:
License	$33,037	$40,794	$100,113	$131,530
Maintenance and professional services	18,429	23,564	60,699	85,083

Total revenues	51,466	64,358	160,812	216,613

Cost of revenues:
License	1,571	1,085	5,088	4,726
Maintenance and professional services	5,227	7,675	17,572	25,425

Total cost of revenues	6,798	8,760	22,660	30,151

Gross profit	44,668	55,598	138,152	186,462

Operating expenses:
Research and development	7,705	9,324	21,734	34,614
Sales and marketing	20,580	26,475	66,206	93,775
General and administrative	5,483	6,590	16,990	22,117

Total operating expenses	33,768	42,389	104,930	150,506

Operating income	10,900	13,209	33,222	35,956

Financial income (expenses), net	(233)	(96)	(1,479)	245

Income before taxes on income	10,667	13,113	31,743	36,201

Taxes on income	(734)	(2,874)	(5,949)	(8,077)

Net income	$9,933	$10,239	$25,794	$28,124

Basic net income per ordinary share	$0.30	$0.30	$0.80	$0.83
Diluted net income per ordinary share	$0.28	$0.28	$0.73	$0.78

Shares used in computing net income
per ordinary shares, basic	33,243,103	34,158,580	32,124,772	33,741,359
Shares used in computing net income
per ordinary shares, diluted	35,727,077	36,003,803	35,322,716	35,838,863

 Share-based Compensation Expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2016	2015	2016

Cost of revenues	$213	$437	$499	$1,386
Research and development	972	1,319	1,507	4,660
Sales and marketing	1,185	1,625	2,214	5,765
General and administrative	966	1,711	2,829	5,724

Total share-based compensation expense	$3,336	$5,092	$7,049	$17,535

CYBERARK SOFTWARE LTD.
Consolidated Balance Sheets
U.S. dollars in thousands
(Unaudited)

	December 31,	December 31,
	2015	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$234,539	$172,957
Short-term bank deposits	3,713	86,829
Marketable securities	-	15,246
Trade receivables	20,410	33,330
Prepaid expenses and other current assets	3,293	4,804

Total current assets	261,955	313,166

LONG-TERM ASSETS:
Property and equipment, net	3,584	4,760
Intangible assets, net	18,558	14,035
Goodwill	35,145	35,145
Marketable securities	-	20,443
Severance pay fund	3,230	3,332
Prepaid expenses and other long-term assets	1,954	1,761
Deferred tax asset	9,998	10,389

Total long-term assets	72,469	89,865

TOTAL ASSETS	$334,424	$403,031

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,530	$2,699
Employees and payroll accruals	15,860	18,470
Deferred revenues	37,104	50,111
Accrued expenses and other current liabilities	9,366	6,876

Total current liabilities	64,860	78,156

LONG-TERM LIABILITIES:
Deferred revenues	17,285	23,395
Other long-term liabilities	188	229
Accrued severance pay	4,667	5,035
Deferred tax liabilities	754	-

Total long-term liabilities	22,894	28,659

TOTAL LIABILITIES	87,754	106,815

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	86	88
Additional paid-in capital	200,107	221,609
Accumulated other comprehensive loss	(93)	(175)
Retained earnings	46,570	74,694

Total shareholders' equity	246,670	296,216

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$334,424	$403,031

CYBERARK SOFTWARE LTD.
 Consolidated Statements of Cash Flows
 U.S. dollars in thousands
(Unaudited)

	Twelve Months Ended
	December 31,
	2015	2016

Cash flows from operating activities:
Net income	$25,794	$28,124
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and Amortization	2,254	6,488
Amortization of premium and accretion of discount
on marketable securities	-	275
Share-based compensation expenses	7,049	17,535
Tax benefit related to share-based compensation	(3,808)	(1,466)
Deferred income taxes, net	(4,093)	(1,130)
Increase in trade receivables	(187)	(12,920)
Increase in prepaid expenses and other
current and long-term assets	(1,183)	(1,485)
Increase (decrease) in trade payables	322	(177)
Increase in short term and long term deferred revenues	21,254	19,117
Increase in employees and payroll accruals	5,011	2,610
Increase (decrease) in accrued expenses and other
current and long-term liabilities	6,353	(927)
Increase in accrued severance pay, net	394	266

Net cash provided by operating activities	59,160	56,310

Cash flows from investing activities:
Proceeds from short and long term deposits	49,329	-
Investment in short and long term deposits	(619)	(82,940)
Investment in marketable securities	-	(40,433)
Proceeds from maturity of marketable securities	-	4,307
Purchase of property and equipment	(2,066)	(2,795)
Payments for business acquisitions, net of cash acquired	(53,656)	-

Net cash used in investing activities	(7,012)	(121,861)

Cash flows from financing activities:
Issuance of shares, net	52,575	-
Tax benefit related to share-based compensation	3,808	1,466
Proceeds from exercise of options	1,824	2,503

Net cash provided by financing activities	58,207	3,969

Increase (decrease) in cash and cash equivalents	110,355	(61,582)

Cash and cash equivalents at the beginning of the period	124,184	234,539

Cash and cash equivalents at the end of the period	$234,539	$172,957

 CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)
Reconciliation of Operating Income to Non-GAAP Operating Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2016	2015	2016

Operating income	$10,900	$13,209	$33,222	$35,956
Public offering related expenses	-	-	1,568	-
Share-based compensation	3,336	5,092	7,049	17,535
Amortization of intangible assets - Cost of revenues	340	355	359	1,420
Amortization of intangible assets - Research and development	478	479	749	1,913
Amortization of intangible assets - Sales and marketing	17	287	17	1,190
Acquisition related expenses	160	-	677	-

Non-GAAP operating income	$15,231	$19,422	$43,641	$58,014

Reconciliation of Net Income to Non-GAAP Net Income:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2015	2016	2015	2016

Net income	$9,933	$10,239	$25,794	$28,124
Public offering related expenses	-	-	1,568	-
Share-based compensation	3,336	5,092	7,049	17,535
Amortization of intangible assets - Cost of revenues	340	355	359	1,420
Amortization of intangible assets - Research and development	478	479	749	1,913
Amortization of intangible assets - Sales and marketing	17	287	17	1,190
Acquisition related expenses	160	-	677	-
Taxes on income related to non-GAAP adjustments	(455)	(1,782)	(951)	(4,937)

Non-GAAP net income	$13,809	$14,670	$35,262	$45,245

Non-GAAP net income per share
Basic	$0.42	$0.43	$1.10	$1.34
Diluted	$0.39	$0.41	$1.00	$1.26

Weighted average number of shares
Basic	33,243,103	34,158,580	32,124,772	33,741,359
Diluted	35,727,077	36,003,803	35,322,716	35,838,863